UNIFIED SERIES TRUST

AMENDED AND RESTATED

RULE 18f-3 PLAN OF THE

CRAWFORD DIVIDEND GROWTH FUND

CRAWFORD DIVIDEND OPPORTUNITY FUND

CRAWFORD DIVIDEND YIELD FUND

WHEREAS, Unified Series Trust, an Ohio business trust (the “Trust”), is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust, on behalf of its series, Crawford Dividend Growth Fund, Crawford Dividend Opportunity Fund, and Crawford Dividend Yield Fund (each, a “Fund”), desires to adopt this 18f-3 Plan (“Plan”) pursuant to Rule 18f-3 of the 1940 Act; and

WHEREAS, the Trust’s Board of Trustees, including the Trustees who are not interested persons of the Trust or any Fund (“Independent Trustees”), have determined that, in the exercise of the their reasonable business judgment and in light of their fiduciary duties, the Plan, including the expense allocation, is in the best interests of each Fund and each class of each Fund;

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 18f-3 under the 1940 Act on the following terms and conditions:

A.	Differences Among Classes. Each class of shares of a Fund:

(1) (a) Shall have a different arrangement for shareholder services or the distribution its shares, and shall pay all of the expenses of that arrangement; and

(b) May pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes;

(2) Shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement;

(3) Shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and

(4) Shall have in all other respects the same rights and obligations as each other class.

B. Description of Classes. Each Fund may offer the following classes of shares on the terms set forth below:

(1) Class I. Class I shares are purchased at net asset value without deducting an initial sales charge. Purchasers of Class I shares shall pay no sales load at the time of purchase, no contingent deferred sales charge upon redemption and no Rule 12b-1 distribution fees.

(2) Class C. Class C shares are purchased at net asset value without deducting an initial sales charge. Class C shares will be offered by participating dealers to the general public. Each Fund has adopted a distribution plan for its Class C shares in accordance with Rule 12b-1 under the 1940 Act (the “Distribution Plan”). Under the Distribution Plan, the Class C shares can pay the Fund’s distributor, the advisor and/or other financial institutions, a fee of up to 1.00% of the Class C’s average daily net assets (0.75% to help defray the cost of distributing Class C shares and 0.25% for servicing Class C shareholders).

Qualifying dealers who sell Class C shares will receive a payment of 1.00% of the amount invested in Class C shares. In addition, the dealer may also receive an annual fee of up to 1.00% from the Class C shares of the Fund pursuant to the Distribution Plan. A Class C shareholder will be assessed a contingent deferred sales charge (“CDSC”) of 1% if the shareholder redeems Class C shares purchased within 12 months of redemption

C. Allocation of Class Expenses. Income, realized gains and losses, unrealized appreciation and depreciation, and Fund-wide expenses not allocated to a particular class shall be allocated to each class of a Fund based on the net assets of that class in relation to the net assets of the applicable Fund (“relative net assets”).

D. Board Approval. This Plan shall take effect with respect to each Fund upon the approval of the Plan, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) the Independent Trustees, cast in person at a meeting or meetings called for the purpose of voting on this Plan. Prior to approving the Plan or any material amendment thereto, a majority of the Trustees and Independent Trustees shall find that the Plan as proposed to be adopted or amended, including the expense allocation, is in the best interests of each class of each Fund individually and each Fund as a whole. Before any vote on the Plan, the Trustees shall request and evaluate, and any agreement relating to a class arrangement shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan.